EXHIBIT



                                                  August 14, 1997

Mr. Richard Burt
Chairman
Video Lottery Technologies, Inc.
c/o International Equity Partners
1101 Connecticut Avenue, N.W.
Washington, DC  20036

Dear Mr. Burt:

     Your letter to William Lyons responding to his resignation as a director of Video Lottery contained numerous incorrect facts and unfounded allegations relating to Mr. Lyons and myself.

     I am not surprised that you have reacted in this fashion. You have consistently maligned those seeking to exercise the responsibility of outside directors - independent supervision of management performance and conduct - and denied any need for any reform of questionable practices at VLT. Every director and stockholder of any public company has a right to demand that corporate conduct conforms to certain standards and that every effort is made to avoid conflicts of interest. Management should not only respect this imperative, but also cooperate fully in meeting this requirement. Unfortunately, VLT responds to efforts to implement responsible corporate governance with extreme hostility and attacks those who are fulfilling their fiduciary duty. Contrary to your assertions, it is those directors who passively accept management's conduct who are breaching their fiduciary responsibility and not those who question and review insider behavior. For your own benefit, you have characterized independence as disruptive and divisive.

     There are certain facts relating to VLT which cannot be disputed and which are either ignored or misstated in your letter
(and in your previous actions as Chairman):

     - UNAUTHORIZED PAYMENTS TO IEP - Payments were made by VLT to your consulting firm for a period of ten months after your consulting agreement expired. During this period, VLT's internal financial controls failed to identify payments being made to an insider without adequate corporate review. Mr. Lyons and I objected to a process in which only management would authorize payments to an affiliate of the Chairman of VLT. You termed the continuance of payments as an "oversight." In addition, we believed that any extension of the consulting arrangement should be based upon a business review of the benefits produced for VLT. In that regard, it is fair to ask what opportunities IEP has identified for VLT internationally and has VLT received any corporate benefits from its relationship with IEP. To my knowledge, you have not been able to cite any positive results from your firm's consulting services. In light of this lack of performance as well as VLT's shift from an international strategy, a reasonable businessman and any director independent of IEP might well conclude that the consulting arrangement does not make business sense and should not be continued, and would certainly conclude that the determination of whether to continue the arrangement should be made by independent directors who are not beholden to you.

     -    MR. HARDESTY - Mr. Hardesty's appointment as a director to
       VLT occurred with undue haste, on two days' notice to the outside directors (at least to Mr. Lyons and me). We were given only a brief resume and no opportunity to meet with Mr. Hardesty.
       Mr. Lyons and I objected to Mr. Hardesty's appointment because we did not believe we were given an opportunity to make an informed decision as to his qualifications. In addition, I strongly objected to the violation of my investor agreement which would occur if another director were to be appointed. My objection was subsequently confirmed in writing. (It is beyond belief that you can contend that I did not seriously claim that a violation occurred; my position was expressly set forth in the dissent included in the Company's proxy statement. You might make claims frivolously; I do not.) Once again, the process employed by VLT did not permit a deliberate and informed decision-making process free from potential conflicts. Instead, it added to the Board a management crony who would not question management's compensation policies and would soon find a way to improperly enrich himself.

     - MR. HARDESTY'S TRADING ACTIVITIES - Mr. Hardesty purchased over 52,000 shares of VLT stock shortly before VLT issued its earnings release, during VLT's review of various corporate opportunities, and in anticipation of the Nevada Gaming Commission's action on VLT's licensing application. Mr. Hardesty took no steps to ensure that his purchases were in compliance with corporate policy and law and chose not to clear these trades in advance with Company counsel despite the Company's policy requiring such clearance. For whatever reason, Mr. Hardesty did not clear these trades in advance with Company counsel. (Advance clearance is a practice required at almost every public company.) Moreover, in a highly regulated company such as VLT, where even the appearance of impropriety should be avoided, Mr. Hardesty's judgment and lack of sensitivity in the timing of his trading is cause for concern. In your letter, you state that Mr. Hardesty brings talent and distinction to the VLT Board. Unfortunately, it appears the distinction he brings is the dubious one of director enrichment and self-dealing at the public's expense and his talents do not include compliance with VLT's trading policies. Moreover, your unwarranted assertion that the Board requested and then "carefully reviewed" reports by Board member Becker and independent counsel does not provide any real comfort to those interested in the truth. You already have Mr. Lyons' and my view of special counsel's manifestly inadequate opinion letter. As for Ms. Becker's so-called report, since you continue to withhold it from us, despite repeated requests, it is impossible for us even to comment on it. Of course, it also is important to note again, that the Board renominated Mr. Hardesty as a director in the face of these trading activities and before any such report was even prepared or "carefully reviewed."

     - THE OBLIGATION TO RAISE THESE ISSUES - Recent Delaware cases confirm what most outside directors already knew - that they have an obligation to ensure that corporate reporting and oversight processes are in place to permit directors to reach informed judgments concerning the corporation's compliance with law and its business performance. Directors must be proactive in seeking to prevent misconduct and self-dealing and must respond decisively to any possible wrongdoing. Mr. Lyons and I have acted in compliance with our fiduciary duties. The only reason we have continued to raise these issues is because management's conduct continues to depart from acceptable substantive and procedural norms. If the Company has suffered or has potential difficulties with regulators, it is because of this deficient conduct and not our efforts to protect the Company against it. Obviously, if we were to join in the cover-ups and whitewashing, we would violate our duties as directors and jeopardize VLT's longer-term prospects.

     -    MY DEALINGS WITH THE COMPANY -

       - MY OFFER TO BECOME AN UNPAID, INTERIM CEO - After VLT's last CEO, Stephen Vanderwoude left VLT, management was directionless. Mr. Haddrill had only recently joined the Company as CFO and had little or no experience as an operating officer. I thought it would be in the best interests of VLT if we found an experienced CEO. I offered to serve without pay as a temporary CEO until the executive search was completed, presumably within three or four months. As you know, I have extensive CEO and operating experience with businesses of various types and had a great familiarity with VLT's operations. To suggest that I wanted a permanent position or would reap financial benefit from my offer is completely and knowingly false. I still believe the Company needs an experienced and disciplined CEO.

       - THE EDS TRANSACTION - It appears that you have not even attempted to educate yourself about the events in 1994 resulting in VLT's strategic alliance with EDS and VLT's transaction with my investor group. Nevertheless, you attack Mr. Lyons' integrity and, implicitly, the judgment of our fellow director, Jim Davey, who approved these transactions. If you had made even a minimal effort to learn about events which occurred before you and Mr. Haddrill joined the Company instead of engaging in an unfair and misleading effort at revising history, you would be aware that my investment in VLT in 1992 resolved major regulatory difficulties for VLT and, in all likelihood, saved the Company. In 1994, during the time the Company was seeking a strategic alliance to strengthen its technological and competitive position, I was approached by EDS regarding their interest in purchasing the stock owned by my investor group and to become the information technology supplier to AWI. Recognizing that this was a corporate opportunity, I immediately advised the entire VLT Board, consisting of three other directors who had no interest in my investor group, that they would decide whether any sale of securities to EDS would occur, on what terms, and who would sell the securities - VLT or the investor group. These three directors formed a Special Committee, retained one of the leading practitioners of law in Delaware (whose firm had represented a party adverse to me in a litigation), and an independent investment banking firm. At approximately the same time, VLT had been advised by a regulatory body before which a major contract proposal was pending that the contract would not be awarded to VLT unless the voting trust and option arrangement established in 1992 to insulate VLT's founder from VLT was eliminated and the underlying stock purchased from the founder.

          After much deliberation, the Board concluded that the alliance with EDS was desirable and should create significant corporate opportunities. The Special Committee, acting in consultation with the independent investment banking firm, concluded that it was desirable for EDS to have a major investment in VLT and to be AWI's IT provider and that a repurchase of stock from my investor group was in the best interests of VLT. At the time of these decisions, VLT stock was trading between $21 and $24 per share. (Therefore, substantially all of the profit you object to was attributable to the appreciation in the market price of VLT stock. Our efforts from 1992 to 1994 had increased the stock price from $9 to over $20. I wish current management could boast of similar value creation.) After arms' length negotiations with the Special Committee, assisted by the same investment bankers, the terms of the repurchase from my investor group were agreed upon. The EDS and repurchase transactions resulted in a net inflow of funds to VLT and created significant corporate possibilities while eliminating regulatory issues. The repurchase of shares was so critical to the regulators that they sent representatives to the closing of the transaction. The major contract was awarded to VLT shortly after the closing.

          Unlike current management's dealings with VLT, three disinterested directors negotiated and unanimously approved my transaction after they were provided with complete information and sufficient time to reach an informed decision with the assistance of independent legal and financial advisors. (Mr. Lyons, although involved in the complex and time-consuming process, in no way dominated deliberations and, in any event, had no personal interest in my transaction. Mr. Lyons, as the only outside member of the Special Committee, received a fair fee for the time and expertise he devoted to this entire matter pursuant to arrangements approved in advance by the full Board.) Mr. Davey was an active participant in this process and enthusiastically supported both VLT's partnership with EDS and the stock repurchase.

          At the time, there was no question the strategic alliance with EDS was beneficial to the Company and presented a great opportunity. The difficulties which subsequently arose were largely attributable to unforeseen problems and events which occurred in 1995 and 1996.

     I would hope that you take great care in the future to understand the facts and to refrain from reflexive hostile reactions to anyone who raises legitimate questions regarding corporate affairs and management conduct.

     In conclusion, I want to assure the Board that I am committed to taking all action necessary to ensure the growth and profitability of VLT. As part of my efforts, I will continue to insist upon corporate governance procedures assuring fair and conflict-free decision-making, including an independent and functioning Compensation Committee. It is my obligation to act in furtherance of what I believe in good faith to be in the interests of VLT and its stockholders and not solely the personal interests of certain directors or members of management.

                                        Sincerely,



                                        William Spier